FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

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.@Alcatel_Lucent shareholders don’t waste a chance to join the connected world. Important info http://nokia.ly/newconnectivity

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.@Alcatel_Lucent shareholders don’t get left behind. Exchange your shares. Important info http://nokia.ly/newconnectivity

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A final call to @Alcatel_Lucent shareholders to join an innovation leader. Important info http://nokia.ly/newconnectivity

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.@Alcatel_Lucent shareholders. Join us & be part of something exciting. Important info http://nokia.ly/newconnectivity

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A final call to @Alcatel_Lucent shareholders to join a global tech leader. Important info http://nokia.ly/newconnectivity

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